Hurricane Hydrocarbons Ltd.
Common Shares
44779E106
July 9, 2002


CUSIP 44779E106
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,242,969

6. 436,500

7. 4,242,969

8. 436,500

9. 343,200

10. n/a

11. .4%

12. BD


Item 1
(a) Hurricane Hydrocarbons Ltd
(b) Suite 1460 Sun Life Plaza
    North Tower, 140-4th Ave SW
    Calgary, AB T2P 3N3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 44779E106

Item 3
n/a

Item 4
(a) 343,200
(b) .4%
(c) (i) 4,242,969
    (ii) 436,500
    (iii) 4,242,969
    (iv)  436,500

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 9, 2002
Neal Nenadovic
Chief Financial Officer